================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          BUCYRUS INTERNATIONAL, INC.
                           (Name of Subject Company)

                           BUCYRUS ACQUISITION CORP.
             AMERICAN INDUSTRIAL PARTNERS ACQUISITION COMPANY, LLC
                                   (Bidders)

                               ----------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                               ----------------

                                   118902105
                     (CUSIP Number of Class of Securities)

                               ----------------

                             LAWRENCE W. WARD, JR.
                                   PRESIDENT
             AMERICAN INDUSTRIAL PARTNERS ACQUISITION COMPANY, LLC
            C/O AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND II, L.P.
                              ONE MARITIME PLAZA
                                  SUITE 2525
                        SAN FRANCISCO, CALIFORNIA 94111
                                (415) 788-7354
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   COPY TO:
                             KENTON J. KING, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                (415) 984-6400

                               ----------------
                           CALCULATION OF FILING FEE

================================================================================
        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
             $200,890,332                            $40,178.07
===============================================================================

* For purposes of calculating fee only. This amount assumes (i) the purchase of 10,534,574 outstanding shares of common stock of Bucyrus International, Inc. and 626,000 shares of common stock of Bucyrus International, Inc. which may be issued upon exercise of outstanding options, in each case, at $18.00 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

[_]Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid: Not applicable.    Filing Party: Not applicable.
    Form or Registration No.: Not applicable.  Date Filed: Not applicable.

================================================================================

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105


  Name of Reporting Person S.S. or I.R.S. Identification
  Nos. of Above Persons
 1.

  Bucyrus Acquisition Corp.
  94-3279135
--------------------------------------------------------------------------------

  Check the Appropriate Box if a Member of a Group
 2.                                                                  (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

  SEC Use Only
 3.
--------------------------------------------------------------------------------

  Source of Funds AF
 4.
--------------------------------------------------------------------------------

  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
 6.
  Delaware

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person
 7.
  4,228,382
  (see the Offer to Purchase)
--------------------------------------------------------------------------------

  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
 8.
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)
 9.
  40.14%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
  CO

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Persons

    American Industrial Partners Acquisition Company, LLC
    94-3279136
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds
    OO

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(e) or 2(f)                                                  [_]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting Person
    4,228,382
    (see the Offer to Purchase)
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares   [_]


--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)
    40.14%

--------------------------------------------------------------------------------
10. Type of Reporting Person
    OO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105


  Name of Reporting Person S.S. or I.R.S. Identification
  Nos. of Above Persons
 1.

  American Industrial Partners Capital Fund II, L.P.
--------------------------------------------------------------------------------

  Check the Appropriate Box if a Member of a Group
 2.                                                                  (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

  SEC Use Only
 3.
--------------------------------------------------------------------------------

  Source of Funds OO
 4.
--------------------------------------------------------------------------------

  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
 6.
  Delaware

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person
 7.
  4,228,382
  (see the Offer to Purchase)
--------------------------------------------------------------------------------

  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
 8.
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)
 9.
  40.14%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
  PN

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Persons
 1.

  American Industrial Partners II, L.P.
--------------------------------------------------------------------------------

  Check the Appropriate Box if a Member of a Group
 2.                                                                  (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

  SEC Use Only
 3.
--------------------------------------------------------------------------------

  Source of Funds OO
 4.
--------------------------------------------------------------------------------

  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
 6.
  Delaware

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person*
 7.
  4,228,382
  (see the Offer to Purchase)
--------------------------------------------------------------------------------

  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
 8.
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)
 9.
  40.14%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
  PN

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105


  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Above Persons
 1.

  American Industrial Partners Corporation
--------------------------------------------------------------------------------

  Check the Appropriate Box if a Member of a Group
 2.                                                                  (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

  SEC Use Only
 3.
--------------------------------------------------------------------------------

  Source of Funds OO
 4.
--------------------------------------------------------------------------------

  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
 5.                                                                      [_]

--------------------------------------------------------------------------------

  Citizenship or Place of Organization
 6.
  Delaware

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person*
 7.
  4,228,382
  (see the Offer to Purchase)
--------------------------------------------------------------------------------

  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
 8.
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)*
 9.
  40.14%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
  CO

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Bucyrus Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of American Industrial Partners Acquisition Company, LLC, a Delaware limited liability company ("Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock") of Bucyrus International, Inc., a Delaware corporation (the "Company"), at $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 26, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer"). This Statement also constitutes a Statement on Schedule 13D of each of the Purchaser, Parent, American Industrial Partners Capital Fund II, L.P. ("AIP Capital Fund"), American Industrial Partners II, L.P. ("AIP LP") and American Industrial Partners Corporation ("AIP Corp.") with respect to the option granted by Jackson National Life Insurance Company, a Michigan corporation, to purchase up to 4,228,382 (approximately 40.14%) Shares at $18.00 per Share. The option can be exercised only in certain circumstances described in Section 11 of the Offer to Purchase. Each of the Purchaser, Parent, AIP Capital Fund, AIP LP and AIP Corp. disclaims beneficial ownership of such Shares.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Bucyrus International, Inc. and the address of its principal executive offices is P.O. Box 500, 1100 Milwaukee Avenue, South Milwaukee, Wisconsin 53172.

  (b) The class of securities to which this Statement relates is the Common Stock. As of August 21, 1997 there were (a) 10,534,574 shares of Common Stock, issued and outstanding and (b) outstanding options and other rights to purchase an aggregate of 626,000 shares of Common Stock. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $18.00 per Share, net to the seller in cash.

  (c) The information set forth in "Section 6--Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) This Statement is being filed by the Purchaser, Parent, AIP Capital Fund, AIP LP and AIP Corp. Each of AIP Capital Fund, AIP LP and AIP Corp. disclaims that it is a "bidder" within the meaning of Schedule 14D-1. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning AIP Capital Fund, Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of AIP Corp., AIP LP, Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

  (e)-(f) During the last five years neither the Purchaser or Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)(1) Other than the transactions described in Item 3(b) below, neither the Purchaser nor Parent, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, neither the Purchaser nor Parent, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "INTRODUCTION", "Section 9--Certain Information Concerning AIP Capital Fund, Parent and the Purchaser", "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the "INTRODUCTION", "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in "Section 7--Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in "Section 9--Certain Information Concerning AIP Capital Fund, Parent and the Purchaser" and "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the "INTRODUCTION", "Section 10--Source and Amount of Funds", "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements", "Section 12--Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in "Section 9--Certain Information Concerning AIP Capital Fund, Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or Parent, or to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of the Company's executive officers, directors, controlling persons or subsidiaries.

  (b)-(c) The information set forth in the "INTRODUCTION", "Section 14-- Conditions of the Offer" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Section 7--Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, to the extent not otherwise incorporated herein by reference, is hereby incorporated herein by this reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase August 26, 1997.

  (a)(2) Letter of Transmittal.

  (a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

  (a)(4) Letter to Clients.

  (a)(5) Notice of Guaranteed Delivery.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Press Release jointly issued by Parent and the Company dated August 21, 1997.

  (a)(8) Form of Summary Advertisement dated August 26, 1997.

  (a)(9) Fairness Opinion of Jefferies & Company, Inc., dated August 19, 1997.

  (b)(1) Commitment Letter, dated August 13, 1997 from Bank One, Wisconsin to the Company.

  (b)(2) Salomon Brothers, Inc Highly Confident Letter.

  (c)(1) Agreement and Plan of Merger, dated as of August 21, 1997, by and among Parent, the Purchaser and the Company.

  (c)(2) Stockholder Agreement, dated August 21, 1997, by and among Parent, the Purchaser and Jackson National Life Insurance Company.

  (c)(3) Guarantee, dated August 21, 1997, by and between the Company and AIP Capital Fund.

  (c)(4) Confidentiality Agreement, dated July 1, 1997, by and between AIP Capital Fund and the Company.

  (d)    None.

  (e)    Not applicable.

  (f)    None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 1997

                                          Bucyrus Acquisition Corp.

                                          By:  /s/ Lawrence W. Ward, Jr.
                                             ----------------------------------
                                          Name: Lawrence W. Ward, Jr.
                                          Title: President

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 1997

                                          American Industrial Partners
                                           Acquisition Company, LLC

                                          By:  /s/ Lawrence W. Ward, Jr.
                                             ----------------------------------
                                          Name: Lawrence W. Ward, Jr.
                                          Title: President

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 1997

                                          American Industrial Partners Capital
                                           Fund II, L.P.

                                          By: American Industrial Partners II,
                                              L.P., its general partner

                                          By: American Industrial Partners
                                              Corporation, its general partner

                                          By:  /s/ W. Richard Bingham
                                             ----------------------------------
                                          Name: W. Richard Bingham
                                          Title: President, Treasurer and
                                                 Assistant Secretary

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 1997

                                          American Industrial Partners II, L.P.


                                          By: American Industrial Partners
                                              Corporation, its general partner

                                          By:  /s/ W. Richard Bingham
                                             ----------------------------------
                                          Name: W. Richard Bingham
                                          Title: President, Treasurer and
                                                 Assistant Secretary

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 1997

                                          American Industrial Partners
                                           Corporation

                                          By:  /s/ W. Richard Bingham
                                             ----------------------------------
                                          Name: W. Richard Bingham
                                          Title: President, Treasurer and
                                           Assistant Secretary

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (a)(1)  Offer to Purchase August 26, 1997.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and
         Nominees to their Clients.
 (a)(4)  Letter to Clients.
 (a)(5)  Notice of Guaranteed Delivery.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
 (a)(7)  Press Release jointly issued by Parent and the Company dated August
         21, 1997.
 (a)(8)  Form of Summary Advertisement dated August 26, 1997.
 (a)(9)  Fairness Opinion of Jefferies & Company, Inc., dated August 19, 1997.
 (b)(1)  Commitment Letter, dated August 13, 1997 from Bank One, Wisconsin to the Company.
 (b)(2)  Salomon Brothers, Inc Highly Confident Letter.
 (c)(1)  Agreement and Plan of Merger, dated as of August 21, 1997, by and among Parent, the Purchaser and the Company.
 (c)(2)  Stockholder Agreement, dated August 21, 1997, by and among Parent, the
         Purchaser and Jackson National Life Insurance Company.
 (c)(3)  Guarantee, dated August 21, 1997, by and between the Company and AIP
         Capital Fund.
 (c)(4)  Confidentiality Agreement, dated July 1, 1997, by and between AIP
         Capital Fund and the Company.
 (d)     None.
 (e)     Not applicable.